Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

September 7, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Benjamin Richie and Dietrich King

Re:	Monterey Bio Acquisition Corporation Draft Registration Statement on Form S-1 Submitted May 21, 2021 SEC Comment Letter dated June 16, 2021

CIK 0001860663

Dear Mr. Richie and Mr. King:

This letter is submitted on behalf of Monterey Bio Acquisition Corporation (the “Company”), in response to the comments of the staff of the Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 21, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter to Mr. Sanjeev Satyal of the Company dated June 16, 2021 (the “Comment Letter”). The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”) which includes revisions in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s response below the comment. Page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the Company’s response refer to the Registration Statement.

Draft Registration Statement on Form S-1

Summary

Stockholder approval of, tender offer or redemption in connection with, initial business combination, page 15

1. Throughout the prospectus you describe both a process by which public stockholders can convert public shares for cash and a process by which public stockholders can redeem public shares for cash. Please clarify the differences between these two processes (i.e., conversion and redemption) and separate the discussions if they are in fact two different processes. If there is only a single process for the redemption of public shares, please revise your disclosure throughout the prospectus to clarify the description of that process, using clear, consistent terminology throughout. In doing so, please be explicit about whether or not a public stockholder must vote (and in a particular way) in order to redeem. Finally, please add a sub-section here to discuss the manner in which you will conduct redemptions.

United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 16, and throughout the prospectus, to clarify that there is a single process with respect to redemption of the public shares. The Company has described such process in the revised disclosure, including in the sub-section discussing the manner in which the Company will conduct redemptions.

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United States Securities and Exchange Commission

Division of Corporation Finance

September 7, 2021

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above response.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc:	Sanjeev Satyal – Chief Executive Officer, Monterey Bio Acquisition Corporation